FILED PURSUANT TO RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 35 DATED FEBRUARY 28, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, and Supplement No. 34 to the Prospectus, dated February 13, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
      The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering; and

•	to provide information regarding the dividends recently declared by our board of directors for the month of March 2006.
Status of the Offering
      As of February 24, 2006, we had received gross offering proceeds of approximately $274.9 million from the sale of 27,747,549 of our common shares, including approximately $3.9 million of gross proceeds related to the sale of 404,105 common shares pursuant to our dividend reinvestment plan. As of February 24, 2006, 172,656,556 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,595,895 common shares available under our dividend reinvestment plan.
Dividends Declared by Hines REIT’s Board of Directors
      On February 28, 2005, our board of directors declared dividends for the month of March 2006. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash in April 2006.